EXHIBIT 4.1

SHARE SALE AND PURCHASE AGREEMENT

BETWEEN

WEATHER INVESTMENTS II S.A.R.L.

AS PURCHASER

AND

ENEL INVESTMENT HOLDING BV

AS SELLER

AND

ENEL S.p.A.

IN RELATION TO CERTAIN UNDERTAKINGS

AND

MR. NAGUIB SAWIRIS

AND

OS HOLDING

AND

APRIL HOLDING

AND

WEATHER INVESTMENTS S.R.L

IN RESPECT OF

NO. 91,681,074 SHARES OF WIND TELECOMUNICAZIONI S.p.A.

CONTENTS

Articles:

1.	DEFINITIONS — INTERPRETATION

2.	SALE OF THE SHARES

3.	PURCHASE PRICE PAYMENT OF THE PURCHASE PRICE

4.	CONDITION PRECEDENT TO THE CLOSING- MATERIALLY ADVERSE CHANGES

5.	OBLIGATIONS OF THE PARTIES TO BE FULFILLED PRIOR TO THE CLOSING — KEY EMPLOYEES

6.	INTERIM MANAGEMENT

7.	CLOSING

8.	REPRESENTATIONS AND WARRANTIES BY ENEL AND THE SELLER

9.	REPRESENTATIONS AND WARRANTIES BY THE BUYER

10.	INDEMNIFICATION FOR BREACH OF THE REPRESENTATIONS, WARRANTIES BY ENEL AND THE SELLER

11.	REPRESENTATIONS AND WARRANTIES BY ENEL AND THE SELLER IN RELATION TO TELLAS SA AND INDEMNIFICATION

12.	OTHER COVENANTS OF THE PARTIES

13.	MISCELLANEOUS

14.	GOVERNING LAW AND JURISDICTION

THIS AGREEMENT IS MADE IN LONDON ON MAY 26, 2005
by and between

Enel Investment Holding BV, a company duly organised and validly existing under the laws of The Netherlands, with its registered office at Amsterdam, Weteringschans 28, represented by its Chairman, Mr. Biagio Cinelli by virtue of the resolution of the Board of Directors dated May 25, 2005, (hereinafter referred to as the “Seller”);

and

Enel S.p.A., an Italian company with its registered office at Rome, viale Regina Margherita n. 137, corporate capital Euro 6,124,838,588.00, registered with the Register of Companies of Rome with number 00811720580 (“Enel”), hereby represented by Mr. Carlo Tamburi, born in Rome, Italy, on 1 January 1959, duly empowered pursuant to a power of attorney dated May 25, 2005, (hereinafter referred to as “Enel”);

- on one hand -

and

Weather Investments II S.a.r.l., a company duly organised and validly existing under the laws of Luxembourg, with its registered office at 65, Boulevard Grande-Duchesse Charlotte, L-1331 Luxembourg, represented by its Manager Naguib Sawiris by virtue of its By-laws, (hereinafter referred to as the “Buyer”);

and

Mr. Naguib Sawiris, born in Cairo, on 15 June, 1954, resident in Cairo, Nile City towers, Cornish El Nile, Ramlet Beaulac, Cairo, Egypt (hereinafter also referred to as “NS”),

and

April Holding, a company incorporated under the laws of the Cayman Islands, whose registered office is situated at M&C Corporate Services Ltd., P.O. Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands;

and

OS Holding, a company incorporated under the laws of the Cayman Islands, whose registered office is situated at M&C Corporate Services Ltd., P.O. Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands;

and

Weather Investments S.r.l., a company duly organised and validly existing under the laws of Italy, with its registered office in Roma, Piazza dei SS. Apostoli 80, represented by its sole director Mr. Alessandro Benedetti, born in Sassuolo, 13 July, 1961, (hereinafter referred to as the “Newco”);

- on the other hand -

RECITALS:

(a)	Wind Telecomunicazioni S.p.A. is a company duly incorporated and validly organised under the laws of Italy, with its registered offices at via Cesare Giulio Viola 48, fiscal code and number of registration at the Register of the Companies of Rome no. 05410741002, with a corporate capital, fully paid in, of Euro 146,100,000.00, divided into no. 146,100,000.00 ordinary shares (hereinafter referred to as the “Company”);

(b)	the Seller owns no. 91,681,074 shares of the Company representing the 62.75% of the share capital of the Company, and all the residual no. 54,418,926 shares representing 37.25% of the share capital of the Company are owned by Enel;

(c)	the Company directly and indirectly controls the companies indicated in Schedule A (hereinafter referred to as the “Subsidiaries”);

(d)	the Company is engaged worldwide, also through the Subsidiaries, in the business of fixed and mobile telecommunication;

(e)	based on the above and upon and subject to the terms and conditions contained herein, the Seller intends to sell to the Buyer and the Buyer intends to purchase from the Seller, the Shares;

(f)	simultaneously with the execution of this agreement, Enel and the Buyer enter into a put and call option agreement attached hereto as Schedule F (the “Put and Call Option Agreement”), having as the subject matter no. 9,166,620 shares of the Company;

(g)	Enel, in its capacity as controlling company of the Seller agrees to undertake certain obligations and to release certain representations and warranties under this Agreement.

NOW, THEREFORE, on the basis of the foregoing Recitals, which — together with the Schedules hereto — are an integral and essential part of this Agreement, and the mutual covenants and undertakings set forth herein, the Seller, Enel, the Buyer, NS, Newco, OS Holding, April Holding, (hereinafter collectively referred to as the “Parties” or, individually, as the “Party”) agree as follows:

1.	DEFINITIONS — INTERPRETATION

1.1	Definitions. Without prejudice to any other of the definitions and/or expression defined elsewhere in this Agreement, the following terms and expressions shall have, in this Agreement, the following meanings:

“Accounting Principles” means the accounting principles provided for by the Italian Civil Code as interpreted by the “Consigli Nazionali degli Ordini dei Dottori

Commercialisti e dei Ragionieri” or, in their absence, the accounting principles prepared by the International Accounting Standards Committee (l.A.S.C.);

“Agreed Rate” means an interest rate per annum equal to the interbank offered rate for three (3) month Euro deposits shown at page EURIBOR01 of the Reuters screen (or such other page as may replace that page) as being applicable on the first Business Day of each three (3) month period (or fraction thereof) in respect of which interest is payable pursuant to this Agreement, it being agreed that, for the purposes of this Agreement:

(i)	interest will be computed on the basis of the number of days actually elapsed divided by 365;

(ii)	if not paid on the last day of each three (3) month period (or, if such day is not a Business Day, on the Business Day immediately preceding) interest will be compounded as of such last day;

(iii)	for the purposes hereof, the term “month” will mean the lapse of time beginning on a given day of a calendar month and ending on the corresponding day of the following calendar month or, if such month does not have a corresponding day, on the last day of such month;

“Agreement” means this share sale and purchase agreement by and between the the Parties, including its Recitals and Schedules, as it may be amended in writing from time to time;

“Antitrust Clearance”: means (x) alternatively (i) the expiry of the 30 days period referred to in article 16.4 of the law 287/90 without the issuance by the Autorità Garante della Concorrenza e del Mercato of any decision to open an investigation file (“istruttoria”); or (ii) the communication of the decision of the AGCM not to open an investigation file; or (iii) in the event that the AGCM opens an investigation file, the communication of the conclusion of the investigation pursuant to article 18.2 of the law 287/90 within the terms indicated in article 16.8 thereof, without requiring any amendment to the terms of this Agreement and without any prohibition, in whole or in part, of the transaction provided for by this Agreement; or (y) the clearance, authorisation, waiver or similar communication by the EU Commission, if competent (the authorities listed under (x) and (y) above, to the extent one of them is competent, hereinafter referred to as “Antitrust Authority”);

“Bidco” means the wholly owned subsidiary of Pikco to be incorporated pursuant to Section 5.2 below;

“Business Day” means any day in which the banks are normally open for business both in Milan and in Rome;

“Closing” means the completion of all the acts, operations and transactions indicated in Article 7;

“Closing Date” means the 30th Business Day following the satisfaction of all Conditions (as defined in Section 4.1), provided that after 10 Business Days following the satisfaction of all Conditions, interests shall accrue on the Purchase Price at the Agreed Rate plus 300 basis points;

“Consolidated Balance Sheet” means the consolidated balance sheet of the Wind Group relating to the financial year ending on December 31, 2004, attached hereto as Schedule 1.1;

“Control” has the meaning set forth in Article 2359 no. 1 of the Italian Civil Code and “Controlled” shall be construed accordingly;

“Credit Facilities Agreement” means the agreement entered into on or about the Execution Date by Newco in order to refinance the Senior Facilities;

“Encumbrance” means any charge, pledge, mortgage, sequestration, privilege, lien, usufruct, right of interest of a third party;

“Execution Date” means the date of the execution of this Agreement by the signatories of the Parties;

“FincoLux 1” means the company to be incorporated pursuant to Section 5.4 below; “FincoLux 2” means the company to be incorporated pursuant to Section 5.5 below;

“Insurance Policies” shall mean those insurance policies entered into by Enel in order to cover also risks of the Wind Group listed under Schedule 8.1.12;

“Intellectual Property” shall mean the intellectual property listed under Schedule 1.1 bis;

“Key Employees” means the employees of the Company listed in Schedule 1.1 ter;

“Knowledge” if referred to the Seller or to Enel in the context of the warranties and representations given by the same in this Agreement, shall mean the knowledge that the directors of Enel should have according to the requirements set forth by Article 2497 of the Italian Civil Code;

“Luxco” means the wholly owned subsidiary of Newco to be incorporated pursuant to Section 5.3 below;

“Material Adverse Change” means:

1)	with respect to the Senior Facilities any effect, event or matter (including the loss of any significant license or authorisation) which is materially adverse to (a) the ability of the Wind Group to perform its payment obligations if and when due (taking into account financial resources available to it from its Subsidiaries) under existing Senior Facilities agreement, and/or (b) the ability of the Wind Group to comply with its obligations under clause 22 (Financial Undertakings) of the Senior Facilities agreement;

2)	with respect to the Company and its Subsidiaries taken as a whole, any effect, event or matter (including the loss of any significant license or authorisation) which is materially adverse and disruptive to the business, assets, or financial condition of the Company and its Subsidiaries (taken as whole), until the Closing Date;

“Material Contract” means any contract entered into by any company of the Wind Group which involves the expenditure of more than Euro 10 million for each calendar year;

“Newco” means Weather Investments S.r.l. the newly incorporated, to be wholly owned subsidiary of the Buyer.

“Pikco” means the wholly owned subsidiary of Newco to be incorporated pursuant to Section 5.1 below;

“Purchase Price” means the price for the sale of the Shares set forth in Section 3.1.;

“Senior Facilities” means the long term loan facilities enjoyed by the Wind Group to be refinanced at Closing, details of which are given in Schedule 1.1 quinquies;

“Shares” means no. 91,681,074 shares of the Company owned by the Seller;

“Shareholders Agreement” shall mean the shareholders agreement referred to under Section 7.2 (f).

“Tax” means all taxes imposed by any public authority (whether national or local), together with any interest, penalty, residual tax charge or addition to tax, wherever arising, and including environmental taxes;

“Tax Authority” shall mean any competent governmental, state, provincial or local authority in charge of imposing any Tax;

“TLC Authorizations” shall mean the authorizations listed under Schedule 1.1 sexies;

“Wind Group” means collectively the Company and the Subsidiaries excluding Wind PPC Holding and Tellas S.A.;

1.2	Interpretation. In this Agreement, unless the context otherwise requires:

(a)	references to a recital, an Article, a Section, a paragraph or a Schedule, are to a recital of, an Article of, a Section of, a paragraph of, or a Schedule to, this Agreement, and references to this Agreement include its recitals and its Schedules;

(b)	the headings of an Article, a Section or of a Schedule of this Agreement are indicated for clarification purposes, only and, consequently, they do not form an integral part of this Agreement and may not be used for purposes of interpretation;

(c)	words introduced by the word “other” shall not be given a restrictive meaning because they are preceded by words referring to a particular class of acts, matters or things;

(d)	general words shall not be given a restrictive meaning because they are followed by words which are particular examples of the acts, matters or things covered by the general words and the word “including” shall be construed without limitation.

2.	SALE OF THE SHARES

2.1	Sale and Purchase of the Shares. Upon the terms and subject to the conditions set forth in this Agreement, the Seller undertakes to sell and transfer the full ownership of all (but not part of) the Shares, free and clear of all Encumbrances, to the Buyer, and the Buyer undertakes to purchase the full ownership of all (but not part of) the Shares, free and clear of all Encumbrances, according to the provisions of the following Article 7.

2.2	Pre-emptive right. Enel hereby waives the exercise of the pre-emptive rights (diritto di prelazione) or similar rights however existing with respect to the sale and transfer of the Shares owned by the Seller to the Buyer.

2.3	Obligation to assign. Immediately after the incorporation of Bidco, the Buyer shall assign to Bidco all the rights and obligations arising out of this Agreement, pursuant to Article 1406 and followings of the Italian Civil Code, provided that Bidco will be a wholly owned subsidiary of Pikco, which, in turn, is a wholly owned subsidiary of Newco. It is understood and agreed that such assignment is hereby expressly accepted by the Seller and Enel.

However, after the assignment under this Section 2.3, pursuant to article 1408 of the Italian Civil Code, the Buyer will remain jointly and severally liable with Bidco, with respect to all the obligations to be fulfilled by the Buyer according to this Agreement.

3.	PURCHASE PRICE — PAYMENT OF THE PURCHASE PRICE

3.1	Purchase Price. The total consideration for the Shares shall be the amount of Euro 2,986,000,000.00 (two thousand nine hundred eighty six million). The Purchase Price is fixed and not subject to any adjustment.

3.2	Payment of the Purchase Price. The Purchase Price shall be paid by the Buyer or Bidco pursuant to Section 2.3 above, to the Seller on the Closing Date in immediately available funds to the bank account that the Seller will communicate to the Buyer or Bidco in writing no later than 5 Business Days before the Closing Date.

4.	CONDITIONS PRECEDENT TO THE CLOSING — MATERIALLY ADVERSE CHANGES

4.1	Conditions precedent. This Agreement and the obligations of the Seller and the Buyer to effect the Closing hereunder shall be conditional upon:

(i)	the Antitrust Clearance having been obtained; and

(ii)	no written indications having been received from the Ministry of Communications or the Autorità Garante per le Comunicazioni (“AGCOM”) that any declarations, general authorizations or individual licences granted to the Company by the Ministry of Communications and AGCOM under which the Company operates, which are necessary for the Company to operate its telecommunications network and services, are likely to be revoked or materially modified as a result of this Agreement.

(iii)	Enel and any relevant subsidiary having waived its right, under the outsourcing agreement entered into with the Company on March 11, 2005, to terminate such agreement as consequence the change of control in the Company pursuant to the completion of this Agreement;

(iv)	T.E.R.NA. S.p.A. — Trasmissione Elettricità Rete Nazionale S.p.A. — having waived its right, under the outsourcing agreement entered into with the Company on March 25, 2005, to terminate such agreement as consequence the change of control in the Company pursuant to the completion of this Agreement;

(hereinafter referred to as, individually, the “Condition” or, together, “Conditions”), as provided below.

Conditions from (ii) to (iv) above are in the sole interest of the Buyer which has the right to waive any of them and, as a consequence, to consider any of such Conditions satisfied for the purpose of this Agreement.

4.2	Timing.

(i)	The Buyer undertakes to file and deliver the request for the Antitrust Clearance relating to the transaction contemplated by this Agreement to the Antitrust Authority within 15 Business Days from the Execution Date.

(ii)	Enel and the Seller undertake to give and to cause to be given by the Wind Group, also pursuant to article 1381 of the Italian Civil Code — timely for the purpose of this Agreement — all communications and notices due to be given to the AGCOM and any other government body, pursuant to the relevant licences and authorisations or under the applicable law or regulation.

4.3	Cooperation between the Parties. The Buyer and the Seller shall closely cooperate in order to obtain satisfaction of the Conditions.

With respect to the Conditions (i) the Buyer will prepare with utmost care the communication to the Antitrust Authority, (ii) the Seller will provide the Buyer with all information relating to the Wind Group necessary to prepare the above communication, (iii) the Buyer shall keep the Seller regularly informed on the processing necessary to obtain the Antitrust Clearance and provide the Seller with copies of all the relevant documentation, (iv) the Buyer shall provide Enel and the Seller with all information necessary to the extent of making communications and or notices to AGCOM and or the other government bodies.

4.4	Termination. In the event that, notwithstanding the effort of the Parties, all the Conditions have not been satisfied within four months from the Execution Date:

(a)	the Parties shall immediately consult and they will endeavour to overcome any possible difficulty or hurdle in order to satisfy the relevant Condition/s;

(b)	in particular, in the event that in order to obtain the Antitrust Clearance the Antitrust Authority requires amendments to this Agreement, the Parties will negotiate in good faith the possible amendments and measures in order to comply with the request of such authority, to the extent that the request of Antitrust Authority will not result in a substantial modification of this Agreement, divestitures or in a substantial increase of the economic burden of the Parties, or of the companies of the Wind Group.

In the event that the Conditions are not satisfied within seven months from the Execution Date the Agreement will be null and void and the Parties will be released from any obligation hereunder.

4.5	Materially adverse changes. The Buyer shall be entitled to withdraw from this Agreement and not to proceed with the Closing in the event that prior to the Closing a Material Adverse Change takes place.

5.	OBLIGATIONS OF THE PARTIES TO BE FULFILLED PRIOR TO THE CLOSING — KEY EMPLOYEES

5.1	Incorporation of Pikco. The Buyer, as controlling quotaholder of Newco, shall procure the incorporation by Newco of Pikco, in the form of a Società per azioni with registered office in Italy, and with a by-laws reflecting the provisions of the Shareholders’ Agreement to the maximum extent possible according to the applicable laws as soon as practicable after the date hereof, for the purposes specified under Section 7.2 (a) below.

5.2	Incorporation of Bidco. The Buyer, as indirect controlling shareholder of Pikco, shall procure the incorporation by Pikco of Bidco, in the form of a Società per azioni with registered office in Italy and with a by-laws reflecting the provisions of the Shareholders’ Agreement to the maximum extent possible according to the applicable laws, as soon as practicable after the incorporation of Pikco for the purposes specified under Section 2.3 above.

5.3	Incorporation of Luxco. The Buyer shall incorporate, in the form of a limited liability company, a company with registered office in Luxembourg as soon as practicable after the date hereof for the purposes specified under Section 7.2(a) (vii), (viii) and (ix) below and with a by-laws reflecting the provisions of the Shareholders’ Agreement to the maximum extent possible according to the applicable laws.

5.4	Incorporation of FincoLux 1. The Buyer, as indirect controlling shareholder of Pikco, shall procure the incorporation by Pikco of FincoLux 1, in the form of a limited liability company with registered office in Luxembourg as soon as practicable after the incorporation of Pikco for the purposes specified under Section 7.2 below.

5.5	Incorporation of FincoLux 2. The Buyer, as indirect controlling shareholder of Pikco and Bidco, shall procure the incorporation by Bidco of FincoLux 2, in the form of a limited liability company with registered office in Luxembourg as soon as practicable after the incorporation of Bidco for the purposes specified under Section 7.2 below.

5.6	Buyer’s right of access. The Seller shall allow, as from the Execution Date, the Buyer and any person authorised by it, upon reasonable notice and subject to such confidentiality undertakings as the Seller may reasonably require, full access to the premises (provided that no more than 15 persons are allowed from time to time to access the premises), books and records (including management accounts) of the Company and the Subsidiaries, to the extent that this does not imply difficulties to the ordinary course of business.

5.7	No Breach of the Interim Management Provisions. The Seller and Enel shall procure that (save only as may be necessary to give effect to this Agreement) neither the Company nor any of the Subsidiaries shall do any act before the Closing Date which would constitute a breach of the provisions of Section 6.1 of this Agreement.

5.8	Indemnity. In the event that the Seller is in breach of the obligations set out under Sections 5.6, 5.7, 5.11 and/or 5.13, it shall pay the Buyer an indemnity pursuant to article 1382 of the Italian Civil Code, determined as follows: in case of breach of Section 5.6 above, (i) up to a maximum amount of Euro 1,000,000.00 (one million) in relation to each breach of any obligation set out in Section 5.6, while (ii) in relation to each breach of any obligation set out in Section 5.7 above and Sections 5.11 and 5.13 below, up to a maximum amount of Euro 10,000,000.00 (ten million).

Notwithstanding the provision as above, the Buyer shall be entitled to claim compensation for additional damages that it may incur in.

5.9	Key Employees. Enel and the Seller shall not terminate, prior to the Closing Date, the employment agreements of all the Key Employees with the Company nor they shall enter into any agreement providing for their termination (even on a mutual basis). Should Enel be violating its commitment as above, it shall reimburse to the Company the cost of termination of their employment. Should any Key Employees decide to leave the Company before the Closing Date or as a consequence of the transactions provided for in this Agreement and, following such leave the relevant Key Employees join Enel or any company belonging to Enel’s group of companies within the following three months, Enel shall reimburse to the Company the cost attributable to the non-competition undertaking of the relevant Key Employees, if any.

5.10	Put and Call. Enel and the Buyer, simultaneously with the execution of this Agreement, sign and exchange between them the Put and Call Option Agreement relating to no. 9,166,620 shares of the Company.

5.11	Tellas. Enel shall procure that the transfer agreement with Wind concerning the shares of Wind PPC Holding (in relation to the 50%+1 shares of Tellas S.A.) signed as of December 18th, 2004, but not yet implemented will be mutually terminated with effect as of the relevant date of execution and Tellas will continue to be a subsidiary of the Company. The Seller undertakes not to terminate the intercompany loan granted to Tellas for an amount equal to Euro 30 million the expiration of which shall be postponed to December 31, 2007.

5.12	Enel’s right of access. The Buyer shall cause Newco, Pikco and Bidco to allow, as from the Execution Date, Enel and any person authorised by it, upon reasonable notice and subject to such confidentiality undertakings as the Buyer, Newco, Pikco and Bidco may reasonably require, full access to the premises (provided that no more than 5 persons per each of the above referred companies are allowed from time to time to access the premises), books and records (including management accounts) of Newco, Pikco, and Bidco.

5.13	Merger of Iol and Enel.net in Wind. Enel shall procure that the competent body of Wind, Enel.net S.p.A. and Italia on line S.p.A. revocate the merger of Enel.net S.p.A. and Italia on line S.p.A. in Wind.

5.14	Refinancing of the Company. Before the Closing, the Board of Directors of the Company shall resolve (i) the adherence of the Company to the Credit Facilities Agreement and (ii) the granting of an irrevocable mandate in favour of Enel, pursuant to Article 1723, second paragraph, of the Civil Code, in order to request, on behalf of the Company, the drawdown of A1 Term Loans, as defined in the Credit Facilities Agreement, for an amount of Euro 328 million. The above mandate shall also estabilish that in the drawdown notice Enel, on behalf of the Company, shall request that the relevant amount is used as repayment of the Company-Wind Loan, as defined in the Credit Facilities Agreement, by way of a deposit on an account secured in the interest of Enel to guarantee the payment of the purchase price of the shares to be transferred under the Put and Call Option Agreement. The actions set out in this Section 5.14 shall take place at costs and expenses of the Company.

5.15	Limitation to disposal of shares. NS and/or the Buyer, as the case may be, shall not have the right to transfer any of the shares in Newco to any third party without (i) disclosing the relevant ultimate beneficial shareholder of such third party to Enel and (ii) the prior approval of Enel (which may not be unreasonably withheld, and if denied, to be accompanied by written and objective motivation). Subject to such disclosure and prior approval of Enel, from the date hereof until the Closing has taken place, NS and/or the Buyer shall not have the right to transfer to any financial investor a number of shares in Newco exceeding 10 (ten) percent of Newco outstanding share capital.

6.	INTERIM MANAGEMENT

6.1	The Company. The Seller shall, in addition and without limiting the provisions of Section 5 above, procure that, from the Execution Date and until the Closing Date and without the prior written consent by the Buyer (which will not be unreasonably witheld, and if denied, will have to be accompanied by a motivated reason in the best interest of the Company and/or any of the Subsidiaries, as the case may be) which shall be deemed as granted in the event that after five calendar days from the receipt of the relevant request addressed by email to NS at nsawiris@otelecom.com (with a copy to Hassan Abdou at

habdou@otelecom.com) or designated representatives, no communication to the contrary is received by the Seller and the Company:

(i)	the Company and the Subsidiaries shall do nothing which will or would significantly injure the goodwill of their respective businesses; and

(ii)	neither the Company nor any of the Subsidiaries shall enter into any contract or commitment or do anything which, in any such case, is either out of the ordinary and usual course of their business and which materially affects the assets or liabilities of any of such companies or their ability to carry on their respective businesses as now conducted. In particular, the Seller shall procure that from the Execution Date until the Closing Date neither the Company nor any of the Subsidiaries shall:

a.	make any alteration to its memorandum or articles of association or any other document or agreement establishing, evidencing or relating to its constitution;

b.	alter the nature or scope of its business;

c.	manage its business otherwise than in accordance with its business and trading policies and practice to date in accordance with existing and past practice, except as may be necessary to comply with changes in relevant laws;

d.	enter into any agreement or arrangement or permit any action whereby another company becomes its subsidiary or subsidiary undertaking;

e.	enter into any transaction other than on arms’ length terms;

f.	acquire (whether by one transaction or by a series of transactions) the whole or a substantial or material part of the business, undertaking or assets of any other person;

g.	dispose of (whether by one transaction or by a series of transactions) the whole or any substantial or material part of its business, undertaking or (except in the ordinary course of business) any other of its assets, except for the participation held by the Company in Mobilmat S.p.A. and for the intercompany transfer of the 0.72% of the capital of IT Net S.r.l. and Mondo Wind S.r.l.;

h.	place binding new orders concerning capital expenditures beyond an individual value or a cumulative orders of the same nature and in the same context of Euro ten million (even if already planned in the quarter for the budget adopted for the year 2005), with the expceptions of order necessary to ensure compliance with coverage or other UMTS licence undertakings, provided that in the case described under this letter (h), the relevant consent shall be deemed as granted after 48 hours from the relevant notice.

i.	Other than in the ordinary course of business, including the restructuring of outstanding derivatives with the purpose of matching any changes in a “reset date” of the underlying indebtedness; enter into any loans, borrowings or other form of funding or financial facility or assistance, or enter into any foreign exchange contracts, interest rate swaps, collars, guarantees or agreements or other interest rate instruments or any contracts or arrangements relating to derivatives or differences, or in respect of which the financial outcome is to any extent dependent upon future movements of an index or rate of currency exchange or interest, or in the future price of any securities or commodities;

j.	grant any loans or other financial facilities or assistance to or any guarantees or indemnities for the benefit of any person or create or allow to subsist any Encumbrance over the whole or any substantial part of its undertaking, property or assets, other than in favour of companies of the Wind Group;

k.	with the exception of agreements in the context of agency or contents providers relationships, enter into any out of the ordinary course of business joint venture, partnership or agreement or arrangement for the sharing of or assets;

l.	enter into any death, retirement, profit sharing, bonus, share option, share incentive or other scheme for the benefit of any of its officers or employees or make any variation (including, but without limitation, any increase in the rates of contribution) to any such existing scheme or effect any key man insurance;

m.	commence, compromise or discontinue any legal or arbitration proceedings (other than routine debt collection and matters within an individual value of Euro 5 million);

n.	prematurely repay or prepay any loans, borrowings or other financial facilities or assistance made available to it, except for prepayments or repayments within the Wind Group;

o.	terminate the employment or office of any of its directors, officers or senior employees (here meaning an employee whose present gross annual remuneration exceeds Euro 100,000.00 or appoint any new director, officer or senior employee or materially alter the terms of employment or engagement of any director, senior employee or consultant;

p.	declare, make or pay any dividend or distribution (whether of capital, profits or reserves); and/or

q.	enter into a, make or permit any material amendment, variation, deletion, addition, renewal or extension to or of, or terminate or give any notice or intimation of termination of, any Material Contract.

It is however understood that (x) in case the Buyer does not consent to any action that the Company or the Seller deem necessary and/or appropriate in order to avoid any event which could give rise to a liability of ENEL and/or the Seller under this Agreement, then the Buyer and the Company will not be entitled to any indemnification under this Agreement and (y) in case this Agreement terminates due to the provisions set forth under Article 4 hereof, then the Seller shall not have right to indemnification arising from the legitimate exercise of the rights of the Buyer under this Article 6.1.

6.2	OTH. NS, also on behalf of his family, and OS Holding and April Holding undertake and shall procure that, from the Execution Date and until the Closing Date and without the prior written consent of Enel (which will not be unreasonably witheld, and if denied, will have to be accompanied by a motivated reason) which shall be deemed as granted in the event that after five calendar days from the receipt of the relevant request, no communication to the contrary is received by NS, no action, resolution or determination of the matters specified below shall be taken by OTH and its subsidiaries, and no action shall be taken by the board of directors of OTH and its subsidiaries and shall cause that no such action, resolution or determination shall be taken by such boards, in addition and without limiting the provisions of Section 5 above:

(i)	any creation, authorization, increase in the authorized amount or issuance of shares of any class or series of capital stock of OTH and any obligation or security convertible into or exchangeable for shares of any class or series of capital stock of OTH or any options, warrants or other rights to acquire any class or series of capital stock of OTH;

(ii)	any merger, consolidation, reorganization or other business combination with a third party involving OTH, or any of its subsidiaries or any acquisition of OTH, or any of its subsidiaries by a third party that substantially alters the nature of the business or assets of OTH, or any of its subsidiaries;

(iii)	any reduction of OTH’s ownership interests in ECMS, Mobilink (Pakistan affiliate), Djezzy (Algerian affiliate).

Any transactions between OTH and/or any of its subsidiaries and himself, any member of his family or their respective business affiliations shall be on arms-length, market terms.

In case of:

(i)	revocation of, loss or transfer by OTH and/or any of its subsidiaries, of any of the licenses, permits or approvals in Egypt, Algeria or Pakistan currently held by OTH and/or any of its subsidiaries (the “OTH Licenses”); provided that any such revocation or loss of the OTH Licenses is attributable to the action or inaction of OTH, and/or any of its subsidiaries (for the avoidance of doubt, any action or inaction by the partner of OTH in ECMS shall not be attributable to OTH), (ii) material adverse changes or limitations to the terms of any of the OTH Licenses provided that any such changes or limitations to the Licenses are attributable to the action or inaction of OTH, and/or any of its subsidiaries (for the avoidance of doubt, any action or inaction by the partner of OTH in ECMS shall not be attributable to OTH), (iii) a decision by OTH, and/or any of its subsidiaries to invest and/or conduct operations in any country which the Government of Italy considers officially hostile to Italian national or international interests (for the sake of clarity, all Countries where OTH Licences are current at the date hereof, shall not be considered hostile), (iv) any action or series of actions or inaction by OTH and/or any of its subsidiaries which result in mismanagement of OTH and/or any of its subsidiaries the effect of which is materially adverse and disruptive to the business, assets, or financial condition of OTH and its subsidiaries (taken as whole), (v) change of control of OTH, ECMS, Mobilink (Pakistan affiliate), Djezzy (Algerian affiliate);

(ii)	as well as should any breach to the obligations and undertakings set forth under this Section 6.2 occur,

such events shall entitle Enel and/or the Seller — as the case may be — to terminate this Agreement pursuant to article 1456 of the Italian Civil Code; in such event, the provisions set forth under Section 7.6 below shall apply.

7.	CLOSING AND POST CLOSING ACTIONS

7.1	Closing. Subject to the satisfaction of the Conditions in Article 4, the Closing shall take place on the Closing Date at the offices of Enel S.p.A. in Rome, viale Regina Margherita 137, at 10.00 a.m., or at such other place and/or time and/or date which may be mutually agreed upon by the Parties.

7.2	Closing and post Closing actions. At the Closing, each Party shall do or procure to be done all acts necessary in order to consummate the transactions contemplated by this Agreement as follows:

(a)	the Buyer shall:

(i)	pay or cause or have caused to be paid by Bidco to the Seller the Purchase Price by wiring in immediately available funds (via an electronic transfer or other transfer methods having similar simultaneous effect) the relevant amount to the bank accounts previously designated by the Seller in accordance with the provisions of Section 3.2 and the Seller shall acknowledge in writing receipt of the Purchase Price;

(ii)	pay or cause to be paid to the appropriate entities or persons and in the appropriate manner, any stamp, transfer or similar taxes or charges levied by any governmental authority on the transfer of the Shares;

(iii)	execute and deliver or cause to be executed and delivered such transfer or other instruments in respect of the purchase and sale of the Shares contemplated hereunder (including a “fissato bollato”, if needed) as may be necessary, under applicable law, to properly effect the purposes of this Agreement;

(iv)	cause or have caused the repayment of all amounts (including, without limitation, principal, accrued interest, commitment fee to Enel, attesting full release of Enel by the Ministero dell’Economia e delle Finanze from Enel’s obligations deriving from the guarantee issued by Sanpaolo IMI in favour of the Ministero dell’Economia e delle Finanze in connection with the deferred portion of the UMTS licence payment, equal to Euro 224.4 million as of December 31, 2004. The Buyer shall also deliver appropriate documents, in a form reasonably satisfactory to Enel, attesting full release of Enel by Banca Intesa S.p.A. and all of the other banks composing the pool referred below from any and all obligations deriving from the corporate guarantee issued in favour of a pool of banks led by Banca Intesa S.p.A., guaranteeing the amount of Euro 232.9 million with respect to the debt of the Company towards the above referred pool of banks;

(v)	cause or have caused the shareholders meeting of Newco to be held and to resolve upon the adoption of the new by-laws, with a by-laws reflecting the provisions of the Shareholders’ Agreement to the maximum extent possible according to the applicable laws;

(vi)	cause that the shareholders meeting of Newco validly resolves a share capital increase and a contribution for share premium partially reserved to Enel, which shall simultaneously be underwritten:

(a) by way of contribution in kind by April Holding and OS Holding of a number of general depositary receipts (“GDRs”) representing 50% plus 1 share of the share capital and related rights of Orascom Telecom (“OTH”) (the “OTH Contribution”) and Euro 500 million in cash; and

(b) by way of contribution by Enel of Euro 305 million in cash.

The Buyer, NS and Enel acknowledge that independently from the value resulting from the assessment rendered by an expert or by an auditing firm pursuant to article 2465 of the Italian Civil Code on the OTH Contribution and therefore independently from the value of the contributions performed by each of them, as a result of such capital increase, the corporate capital of Newco shall be divided as follows:

–	94.8% to the Buyer and

–	5.2% to Enel;

(vii)	cause that the quotaholders meeting of Luxco validly resolves a share capital increase, which shall be fully underwritten by way of contribution in kind by the Newco of a number of GDRs representing 38.1% of the share capital of OTH (the “OTH Contribution 2”);

(viii)	cause that Newco sells to Luxco a number of GDRs representing 11.9% of the share capital of OTH for a consideration equal to Euro 1,2 billion;

(ix)	to this end, cause the subscription by Luxco of a loan agreement and a drawdown for an overall amount of Euro 1,2 billion, securing the relevant obligations by granting in favour of the lenders a pledge over (i) a number of GDRs representing 55,000,001 shares, so to say 50% plus 1 of the share capital of OTH and (ii) a portion of its quota in Newco representing 51% of the share capital of same Newco;

(x)	cause or have caused that the quotaholders meeting of Newco validly resolves a new share capital increase reserved to Enel, which shall be underwritten and paid by Enel in the period starting on January 15, 2006 and ending on June 30, 2006, 2006 by way of contribution in kind of its entire participation in Wind (the “Wind Contribution”) net of any possible transfer of shares pursuant to the Put and Call Option Agreement, provided that such obligation to contribute shall be subject to the exercise (x) by Bidco of its call option rights set forth under the Put and Call Option Agreement and within 5 business days following the exercise of the referred call option right or (y) by Enel of its put option rights set forth under the Put and Call Option Agreement and within 5 business days following the exercise of the referred put option right. The Buyer, NS and Enel acknowledge that independently from the value resulting from the assessment rendered by an expert pursuant to article 2465 of the Italian Civil Code on the Wind Contribution, as a result of such capital increase, the corporate capital of Newco shall be divided as follows:

–	73.9% to the Buyer and

–	26.1% to Enel;

(xi)	cause the shareholders’ meeting of Pikco to be held and to resolve upon a share capital increase and a share premium of Euro 2,005 million in the aggregate to be simultaneously fully underwritten and paid by Newco by way of contribution in cash of the same amount;

(xii)	cause the shareholders’ meeting of Bidco to be held and to resolve upon a share capital increase up to Euro 2,505 million to be simultaneously fully underwritten and paid by Pikco by way of contribution in cash of the same amount;

(xiii)	cause the subscription between FincoLux 2 and Bidco of a bridge loan agreement and the drawdown by FincoLux 2 of an overall amount of Euro 1,750 million, less any amount should be drawn under a PIK bridge facility between FincoLux 1 and Pikco, up to Euro 500 million; so that, as a result of the above actions, Bidco shall have received funds for an amount of Euro 3,755 million;

(xiv)	cause the execution by the companies of the Wind Group of new insurance policies in relation to the risks covered by the Insurance Policies, holding harmless and indemnified Enel from all the costs and liabilities arising out of the Insurance Policies;

(xv)	own the entire corporate capital of Newco, with the exception of the above provisions, and cause that Newco owns the entire share capital of Pikco and Pikco owns the entire share capital of Bidco;

(xvi)	have assigned this Agreement to Bidco in accordance to Section 2.3 of this Agreement;

(xvii)	cause the refinancing of the Senior Facilities and any other obligation of Enel or the Seller related to the Senior Facilities, at costs and expenses of the Company;

(b)	the Seller shall:

(i)	deliver, and/or cause to be delivered, to the Buyer the certificates representing the Shares, duly endorsed in a manner legally sufficient, under applicable laws, to transfer to the Buyer good and marketable title to such Shares and to properly register the Buyer in the Shareholders’ Ledger of the Company;

(ii)	execute and deliver, and/or cause to be executed and delivered, such other instruments (including a “fissato bollato”, if needed) as may be necessary, under, applicable law, to vest in the Buyer good and marketable title to the Shares and to otherwise properly effect the purposes of this Agreement;

(c)	Enel shall subscribe and fully pay the corporate capital increase of Newco provided for under Section 7.2 (a) (vi) above for an amount equal to Euro 305 million.

(d)	The Seller and the Buyer shall execute and deliver (and/or they shall cause to execute and deliver) such other documents, as may be required, to duly transfer the Shares to the Buyer and to enable the Buyer to become the registered holder thereof. The Parties involved will promptly co-operate in order to consummate the transactions mentioned above.

(e)	The Seller and Enel shall:

(i)	cause the directors and, to any possible extent, the statutory auditors of each company of the Wind Group, to resign effective as of the Closing Date and to declare in writing that they have received up to the Closing Date any and all remunerations connected to their respective offices and that no company of the Wind Group owes them any money for any reason whatsoever; and

(ii)	cause the shareholders’ meeting of the Company and of each of the Subsidiaries to be held and to resolve upon the appointment of the new board of directors of the Company and of each of the Subsidiaries composed of ten members, seven of which designated by the Bidco and three designated by Enel as indicated in the Shareholders Agreement;

(iii)	cause the shareholders’ meeting of the Company and of each of the Subsidiaries to be held and to resolve upon the appointment of the board of the statutory auditors of the Company and of each of the Subsidiaries as indicated in the Shareholders Agreement;

(iv)	cause the extraordinary shareholders’ meeting of the Company to be held and to resolve upon the adoption of the new by-laws reflecting the provisions of the Shareholders’ Agreement to the maximum extent possible according to the applicable laws;

(v)	cause the shareholders meeting of the Company to be held and to resolve upon a corporate capital increase of Euro one million, plus Euro 399 million as share premium, which shall simultaneously be fully underwritten and paid by Enel, by setting off the amounts due by the Company to Enel under the shareholders loan and by setting off the intercompany receivables due by the Company to Enel for an overall amount equal to Euro 400 million.

(f)	The Parties shall duly sign and exchange between them the Shareholders Agreement regulating their respective rights and obligations in the form attached hereto as Schedule 7.2(f);

(g)	After Closing, Enel shall undertake to subscribe the corporate capital of Newco pursuant to Section 7.2 (a)(x) in accordance with the terms and conditions provided herein, so that Enel will have no more direct interest in the Company.

7.3	Ownership. The Seller warrants that the Shares are and, on the Closing Date, will be free and clear of all liens, pledges, encumbrances, options, charges or rights of third parties of any kind whatsoever and that the Seller has and will have, on the same date, the full right, power, and authority to transfer and deliver such Shares in, accordance with the terms of this Agreement.

7.4	Transfer of Title. Upon the occurrence of the Closing, the Buyer will acquire title to and beneficial ownership of the Shares as of the Closing Date.

7.5	Timing and effectiveness. All of the actions, executions, productions, remittances and deliveries under the above Section 7.2, provided to be taken and made at Closing, shall take place — with the exception of the subscription described under Section 7.2(a)(vii) and 7.2(g) — simultaneously, meaning that no action, execution, production, remittance and delivery shall be effective unless all other actions, executions, productions, remittances and deliveries shall be fully and regularly performed, so that all actions and transactions constituting the Closing shall be regarded as a single transaction.

7.6	Liquidated Damages. In the event that the Closing does not take place for any breach attributable to the Buyer, Newco, Pikco and Bidco, the Buyer shall be obliged to pay — pursuant to Article 1382 of the Italian Civil Code — to the Seller and/or to Enel, at Enel’s discretion, the amount of Euro 100,000,000.00 (one hundred million). Such obligation is guaranteed by a bank guarantee delivered as of the date hereof in the text attached hereto as Schedule 7.6.

Notwithstanding this provision, the Seller shall be entitled to claim payment for any additional damages that should be incurred in.

7.7	Termination event. In the event that on or prior to the Closing Date, the representation under Section 9 (v) below results to be untrue, inaccurate or incomplete, the Seller and/or Enel shall have the right to terminate the Agreement pursuant to article 1456 of the Italian Civil Code; in such event, the provisions set forth under Section 7.6 above shall apply.

7.8	Proceedings against the Company’s directors. The Buyer undertakes to procure that, immediately after the Closing Date, a shareholders’ meeting of the Company validly resolves to discharge and release, pursuant to article 2393 and 2476, fifth paragraph, as applicable, of the Italian Civil Code, all present and past directors and statutory auditors of each of the companies of the Wind Group from and against any liability vis-à-vis the Company or the relevant Subsidiary. Furthermore, the Buyer shall hold harmless and indemnify all present and past directors and statutory auditors of all the Companies from and against any and all such liabilities vis-à-vis the Company or its shareholders.

8.	REPRESENTATIONS AND WARRANTIES BY ENEL AND THE SELLER

8.1	Representations and warranties by the Seller and Enel. The Seller and Enel hereby jointly represent and warrant to the Buyer the following representations and warranties, and acknowledge that they are correct and true as at the Execution Date and shall be repeated as at the Closing Date, unless otherwise expressly specified herebelow. Save as provided by Section 10.3.(a)(i)(3) below, the Seller and Enel acknlowledge that the fact that a due diligence exercise was conducted by the Buyer will not limit the following representations and warranties. Each of the representations and warranties shall be separate and independent and, save as expressly provided, also with reference to the contents of the Schedules attached to this Agreement, shall not be limited by reference to any other representation and warranties or anything else in this Agreement.

8.1.1	Corporate power and authorizations

(i)	The Seller and Enel have full corporate power and authority to execute and deliver the Agreement and to consummate the transactions contemplated hereby.

(ii)	The Agreement constitutes a legally valid and binding obligation of the Seller and Enel, and the entry into the Agreement and/or the performance by the Seller and Enel of their respective obligations hereunder do not conflict with their respective constitutive documents, any agreement to which the Seller or Enel are bound or any law or regulation (regolamento) applicable to the Seller or to Enel or violate any judgement applicable to the Seller or Enel or any company of the Wind Group, which could have a material adverse effect on the Wind Group.

(iii)	The Seller and Enel may enter into the Agreement and consummate the transactions contemplated hereby as they have obtained the approval by their competent corporate bodies and without the necessity of obtaining the prior consent, authorisation, or approval by or from any third parties or public authorities, except for the approvals referred to in Section 4 above.

(iv)	Except as disclosed under Schedule 8.1.1 (iv) hereto, the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby do not, in any material respect, conflict with, or result in the breach of, or constitute a default under, or give rise to a right of termination, cancellation or acceleration under, the TLC Authorisations listed under Schedule 8.1.1 (iv) hereto, or any Material Contract.

8.1.2	Shares — Share capital of the Company and the Subsidiaries

(i)	The Shares are all the shares of the Company owned by the Seller. The Shares are legally and validly issued and fully paid in. The Seller lawfully owns the Shares (as described in recitals (b) above), and the Shares will be at the Closing free and clear of all Encumbrances save as provided for under the Senior Facilities. The Seller has the right, power and capacity to sell, assign and deliver the Shares to the Buyer in accordance with the terms of the Agreement.

(ii)	The Company owns the shares of the Subsidiaries free and clear of all Encumbrances, except for those deriving from the Senior Facilities and those set forth in Schedule 8.1.2 (ii).

(iii)	There is no agreement or undertaking pursuant to which any person or entity is or could become entitled to request the issue of new shares by the Company or the Subsidiaries and/or the transfer of any of the issued and authorized shares (including the Shares) except as set forth in Schedule 8.1.2 (iii) and save as provided for under the Senior Facilities.

(iv)	The Company and the Subsidiaries have neither issued any convertible or exchangeable securities against shares, or any other securities which could give rise to a capital increase, nor have they issued any securities granting the right to any amount which the Company and the Subsidiaries (as the case may be) might distribute, or the voting rights in the general meetings of the Company and the Subsidiaries or which could result in any limitation of the rights attached to the issued shares, save as provided for under the Senior Facilities.

8.1.3	Incorporation, existence and good standing

(i)	Each company of the Wind Group is duly incorporated, organized and validly existing under the law of their respective jurisdiction and all TLC Authorizations listed under Schedule 8.1.3 (i) are in full force and effect and are sufficient to carry out the business of the Wind Group as currently conducted.

(ii)	Each company of the Wind Group is in good standing under the laws of their respective jurisdiction; they have not defaulted in respect of any filing of any report or declaration required by corporate law and by the relevant by-laws, the lack of which may be material for the prosecution of their activity.

(iii)	Except as disclosed in Schedule 8.1.3 (iii), each company of the Wind Group has never had any liquidator, receiver or any other similar official appointed. None of the companies of the Wind Group has been subject to any insolvency or bankruptcy process whatsoever and no such appointment or process is pending. None of the companies of the Wind Group is insolvent as at the date hereof.

(iv)	Exclusively as of the Closing Date, each of the companies of the Wind Group shall have a share capital at least equal to the minimum required by law and sufficient in respect of the requirements provided by the TLC Authorizations.

(v)	Exclusively as of the Closing Date, the consolidated net financial position of the Wind Group, before the capital increase provided under Section 7.2(e)(v), calculated according to Schedule 8.1.3 (v), will be not higher than Euro 7,569 million.

8.1.4	Partnership, Subsidiaries and Branches

(i)	No company of the Wind Group holds, directly or indirectly, any participation in any company or consortium except as disclosed under Schedule 8.1.4 (i) hereto.

(ii)	No company of the Wind Group has subsidiaries other than Wind PPC Holding, Tellas SA and those set forth in Schedule A, and owns, directly or indirectly, any interest in any other person, corporation or has any branch office or permanent establishment in any country other than Italy, except as disclosed under Schedule 8.1.4 (ii) hereto.

8.1.5	Conduct of the Business — Compliance with laws

(i)	Any of the company of the Wind Group has in full force and effect all TLC Authorizations;

(ii)	there has been no notice by any competent authority threatening in writing the revocation, suspension or denial to renew of any of such TLC Authorizations.

8.1.6	Consolidated Balance Sheet

The Consolidated Balance Sheet give a true and fair view of the financial position and results of the operations of the Company and the Subsidiaries, according to Accounting Principles, as of December 31, 2004 and for the year ended on said date.

8.1.7	Accounting books and records

The accounting books and records of each company of the Wind Group are complete and correct in all material respect and have been properly kept in compliance with applicable laws and regulations as in force at the relevant time in the respective jurisdictions.

8.1.8	Tangible Assets

Any company of the Wind Group has a valid contractual relationship in connection with the assets which is necessary to conduct its business as currently conducted. All properties and assets material to the operations of each company of the Wind Group are reflected in the Consolidated Balance Sheet or in the respective accounting records. All of the tangible properties and assets, as a whole, owned by each company of the Wind Group are in normal operating conditions and repair, normal wear and tear excepted.

(ii) No liabilities, commitments or obligation exist — arising to a materiality level in respect of the whole of the relevant assets — by operation of law or contract with respect to any real estate properties which have been previously owned, leased, possessed or used by each the company of Wind Group or in which each company of the Wind Group has held any rights.

(iii) with the exception of the assets subject to a contractual relationship different from ownership, all equipments, including professional equipments of a tangible nature (such as machinery, computer equipment, furniture and office equipment) used by each company of the Wind Group are duly registered in the relevant company’s records.

8.1.9	Intellectual Property Rights

(i)	The Intellectual Property includes all intellectual property which the Company and/or the Subsidiaries own or otherwise have the benefit of, necessary for the conduct of the business as it is currently conducted of each company of the Wind Group;

(ii)	to the Sellers’ and Enel’s Knowledge, the use of the Intellectual Property does not infringe upon, constitute a misappropriation of, or otherwise violate the rights of, any party, in any material respect;

(iii)	all material Intellectual Property owned by the Wind Group is fully assignable by each company of the Wind Group and may be used by the same without payment of any material license fee;

(iv)	all trademarks owned by the Wind Group listed under the Intellectual Property, have been duly registered or registration has been regularly applied for, except as disclosed under Schedule 8.1.9 (iv) hereto;

(v)	there is no proceeding pending which relates to any Intellectual Property owned by the Wind Group.

8.1.10	Receivables

Except as disclosed in Schedule 8.1.10, the receivables of each company of the Wind Group deriving from commercial transactions as reflected in the Consolidated Balance Sheet are true and free and clear of any Encumbrance.

The provisions allocated in the receivables depreciation fund (fondo svalutazione crediti) of the Company are, in the whole, sufficient to cover any shortfall or bad debt and there are not receivables which will not be recovered by the Company within 180 days from the relevant maturity date the aggregate amount of which exceeds the above provisions at any given time.

8.1.11	Material Contracts

(i)	No party with whom any company of the Wind Group has entered into a Material Contract has given written notice of its intention to terminate such contract.

(ii)	No party with whom any company of the Wind Group has entered into a Material Contract is in material breach of such contract, except as disclosed under Schedule 8.1.11 (ii) hereto.

(iii)	The companies of the Wind Group are not in material breach of any Material Contract, except as disclosed under Schedule 8.1.11 (iii) hereto.

8.1.12	Insurance

Schedule 8.1.12 contains a list of insurance policies in force and effect as of the Execution Date. None of the companies of the Wind Group is in default with respect to the payment of any premiums under any such insurance policies or has failed to give any notice or to present any claim under any such insurance policy in a due and timely fashion. No notice has been received by any company of the Wind Group notifying termination by the relevant insurer of any such policy.

8.1.13	Employees

(i)	All the Wind Group’s current employees (the “Employees”) are regularly recorded in the relevant pay-rolls of each company of the Wind Group; no employee of any of the companies of the Wind Group is entitled to a salary higher than that recorded in the relevant payroll.

(ii)	Except as disclosed under Schedule 8.1.13 (ii) hereto, all the obligations provided by the applicable collective bargaining and other collective agreements applicable to the executive Employees (dirigenti) and other employees of any company of the Wind Group have been fully complied with; the companies of the Wind Group has regularly paid all its Employees and any deferred payment due to them has been duly accounted for in the Consolidated Balance Sheet.

(iii)	Except for what regards the chief executive officer and except as disclosed under Schedule 8.1.13 (iii) hereto, no companies of the Wind Group has in place any retirement plan, bonus scheme, profit sharing agreement, applicable to the relevant Employees.

(iv)	Except for what regards the chief executive officer and except as disclosed under Schedule 8.1.13 (iv) hereto, no stock option plan or incentive plan granting the right to subscribe for or acquire any shares or financial instruments issued by the companies of the Wind Group are available for any Employee, manager or directors of the companies of the Wind Group.

(v)	Except as disclosed under Schedule 8.1.13 (v) hereto, all the companies of the Wind Group have made all filings and taken all actions required to be made or taken, under applicable social security, labour and welfare laws and regulations, with respect to each Employee. All social security and welfare charges due under the relevant employment agreements have been fully paid or, to the extent that they were not payable on December 31, 2004, are adequately reserved for in the Consolidated Balance Sheet.

(vi)	Except as disclosed under Schedule 8.1.13 (vi) hereto, neither voluntary pension, nor other social voluntary benefits of any company of the Wind Group, including agreements with or undertakings towards any Employees or executives are in force and binding on any company of the Wind Group.

8.1.14	Agents

Except as disclosed under Schedule 8.1.14 hereto, to the Seller’s and Enel’s Knowledge, the obligations of each company of the Wind Group deriving from any agency agreement listed under Schedule 8.1.14 hereto have been fulfilled by the relevant company of the Wind Group in all material respects and no written notice of termination of said agreements for breach attributable to any company of the Wind Group has been served or notified by registered letter with return receipt requested in the period between March 31, 2004 and March 31, 2005 by the relevant agents. All insurance and social security payments owed by the relevant company of the Wind Group (with respect to any agency agreement) have been regularly paid or reserved for in the Consolidated Balance Sheet.

8.1.15	Taxes and other charges

(i)	Except as disclosed under Schedule 8.1.15 (i) hereto, each company of the Wind Group has duly and timely filed (taking into account any extension of time to file granted or obtained) all Tax Returns that it was required to file.

(ii)	Except as disclosed under Schedule 8.1.15 (ii) hereto, all such tax returns were correct and complete in all material respects. All Taxes owed by each company of the Wind Group have been duly and timely paid (taking into account any extension of time to file granted or obtained) or reserved against in the Consolidated Balance Sheet.

(iii)	Except as disclosed under Schedule 8.1.15 (iii) hereto, no deficiency for any amount of Tax have been asserted or assessed (in writing) by relevant authorities, and is still pending, against any companies of the Wind Group.

(iv)	Except as disclosed under Schedule 8.1.15 (iv) hereto, no Amnesties (as hereinbelow defined) relating to Tax matters has been entered into by any of the companies of the Wind Group.

8.1.16	Litigation and other Disputes — Investigation

Schedule 8.1.16 contains a complete list of all litigation of whatever nature in which the companies of the Wind Group are involved as of the Execution Date. As to all suit, administrative, arbitration or other legal proceedings pending against any of the companies of the Wind Group amounts have been reserved against in the relevant Consolidated Balance Sheet for the period thereof, in accordance with the Accounting Principles. Except as disclosed under Schedule 8.1.16 bis, no claims or litigation has been threatened by means of registered letter with return receipt requested, in the period between March 31, 2004 and March 31, 2005 which may result in a liability exceeding the amount of Euro 200,000.00. None of the pending litigation prevents at the Execution Date any of the companies of the Wind Group from conducting their business as it is currently conducted.

8.1.17	Intra-group transactions

Except as disclosed under Schedule 8.1.17, all the agreements and transactions with related parties (as defined in the IAS 24) have been entered into, performed, paid or received at arm’s length conditions, and in exchange for services actually provided or received in the best interest of the Wind Group.

8.1.18	Absence of changes since January 1, 2005

Except as otherwise disclosed and/or provided for under this Agreement, since January 1, 2005 and until the Execution Date each company of the Wind Group has conducted their respective business in the ordinary course.

Except as disclosed under Schedule 8.1.18 hereto, since January 1, 2005 to the Execution Date, there has not occurred or arisen, with respect to each company of the Wind Group:

(i)	any Material Adverse Change;

(ii)	any extraordinary event or any extraordinary loss suffered or any waiver of any debts, claims, rights under any contract which is material for its business;

(iii)	any sale, assignment, transfer, pledge, lease or other disposal of any individual fixed asset with a book value in excess of €200,000.00;

(iv)	any increase by more than 5% in the rates of compensation (including bonuses) payable to any employee or acceleration in the rate at which any of such compensations accrues, except if requested by any applicable laws, regulations and agreements;

(v)	any hiring of any executive employee (“dirigente”), having an annual gross salary (including bonuses) in excess of Euro 300,000 R.A.L.;

(vi)	any change in accounting methods, principles or practices;

(vii)	distribution of any dividends, interim dividends and/or available reserves of any kind whatsoever; or

(viii)	a buy-back of shares of any company of the Wind Group, or any other action aimed at redeeming any shares of any of such companies.

8.1.19	Environment

In relation to environmental matters, the Company has obtained the certification ISO 14001 in relation to each year from 2000 to 2004. To the Knowledge of the Enel and the Seller, no audit or review carried out by the

Company evidenced any fact which could prevent the renewal of such certification.

Except as disclosed under Schedule 8.1.19 hereto, to the Seller’s and Enel’s Knowledge, no company of the Wind Group has received by any competent authority any written notice of violation of any applicable environmental laws or regulations.

8.1.20	Information Technology

The IT system is adequate to conduct the Company’s business as currently carried out.

The Seller represents that during the 12-month period preceeding the Execution Date no disruption to the Company’s activity was caused by a general malfunctioning of the IT system that was not capable to be cured according to the Company’s procedures.

8.1.21	Right of way

For the purposes of this Section, “Backbone” shall mean the backbone transport fiber optic infrastructure consisting of the physical layer built up by fiber optic cables, technical sites and ducts used to connect the different nodes (fixed switching exchanges, MSC, PoP.) of the telecommunication network at national level.

For the purposes of this Section, “Fixed Access Transport Infrastructure” shall mean the fixed access transport infrastructure, implemented in local areas (mainly in principal cities) consisting of the physical layer built up by ducts, fiber optic cables and technical sites. It is used to connect together the different telecommuncation nodes (fixed switching exchanges, MSC, BSC, PoP, PoI, LLU sites) installed in local area, to convey the traffic flow to the Backbone network and viceversa and to connect clients.

(i)	The Wind Group is entitled to use or has full and valid ownership, as the case may be, on the Backbone.

(ii)	The agreements entered into by the companies of the Wind Group for the use of the rete dorsale, as described therein, are those listed under Schedule 8.1.21 (i) (“Network Agreements”). The Network Agreements are in full force and effect.

(iii)	The agreements entered into for the installation, maintenance and running of the network pertaining to the companies of the Wind Group having an annual value in excess of Euro 1 million, are those listed under Schedule 8.1.21 (ii) hereto (the “Maintenance Agreements”) and have been duly entered into.

(iv)	The Maintenance Agreements are in full force and effect and no material breach occurred which could give the other parties a right of termination, except as set forth in Schedule 8.1.21 (iii).

(v)	As to the infrastructures located in streets, highways, alleys or the like which fall under ANAS competence, the companies of the Wind Group have not entered into any agreement which provides for (i) the payment in favour of ANAS, or third parties, of royalties or (ii) the undertaking of obligations more burdensome than those usually requested by the public authorities for the granting of rights of ways.

(vi)	Except as disclosed under Schedule 8.1.21 (v) hereto, no claims by third parties have been received by any company of the Wind Group in relation to the use of the Backbone.

(vii)	Wind has valid and good title in connection with the Fixed Access Transportation Infrastructure.

8.1.22	Fair Trade and competition

Except as disclosed under Schedule 8.1.22 hereto, no agreement, practice or arrangement carried on by the companies of the Wind Group or to which the companies of the Wind Group are or have been a party:

(a) is or has been the subject of any notified enquiry, complaint, investigation or proceeding in respect of Article 81 or 82 of the Treaty; or

(b) has been notified in the last six months to the European Commission and/or to the EFTA Surveillance Authority.

The companies of the Wind Group have not given any assurance or undertaking to any relevant competition Authority which remains binding on it and is not subject to or in default or contravention of any such assurance or undertaking or any article, act, decision, direction, regulation, order or other undertaking relating to any matter referred to in this paragraph which remains binding on it.

8.1.23	Privacy

The companies of the Wind Group are in compliance in all material respects with the laws and regulations relating to the data privacy (e.g. law 675/1996, 196/2003 and subsequent amendments and related implementation instruments).

8.1.24	Trading

(i) The total number of SIM cards, in the first week of March, was not less than 11,900,000;

(ii) the total number of active Fixed Line Subscribers, meaning the total number of direct and indirect (Carrier PreSelection) plus the calling Carrier Selection Customers on a one month basis, as of February 2005, was not less than 2,343,000;

(iii) the number of Internet Registrations, meaning registrations defined in the Portal Database (Libero and other minor portals) and having the possibility of using Portal services, e.g. mail, as of December 31, 2004, was not less than 17,000,000;

(iv) the number of customers paying connection, meaning the total number of Broadband customers and total number of Narrowband customers on a one month basis, as of February 2005, was not less than 2,842,000.

9.	REPRESENTATIONS AND WARRANTIES BY THE BUYER, APRIL HOLDING AND OS HOLDING

The Buyer, April Holding and OS Holding make to the Seller the following representations and warranties, and acknowledges that they are correct and true as of the Execution Date and that they shall be correct and true as of the Closing Date.

(i)	The Buyer, April Holding and OS Holding have full corporate power and authority to execute and deliver the Agreement and each other document or instrument delivered in connection herewith and to consummate the transactions contemplated hereby.

(ii)	The Agreement constitutes a legally valid and binding obligation of the Buyer, April Holding and OS Holding, and the entry into the Agreement and/or the performance by the Buyer, April Holding and OS Holding of their respective obligations hereunder do not conflict with their respective constitutive documents, any agreement to which the Buyer, April Holding and OS Holding, or their assets, are bound or any law or regulation applicable to the Buyer, April Holding and OS Holding.

(iii)	The Buyer, April Holding and OS Holding may enter into the Agreement and consummate the transactions contemplated hereby as they have obtained the approval by its competent corporate bodies and without the necessity of obtaining the prior consent, authorisation, or approval by or from any third parties or public authorities, except for the approval of the Antitrust Authority and or any other government body set forth in Section 4.1 above.

(iv)	The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby will not conflict with, or result in the breach of, or constitute a default under, or give rise to a right of termination, cancellation or acceleration under, the Articles of Incorporation or the By-laws of the Buyer, April Holding and OS Holding or the authorisations and licenses necessary to conduct the business as presently conducted, or any agreement or instrument by which the Buyer, April Holding and OS Holding are bound, or violate any judgement, order, injunction, award, decree, law or regulation applicable to the Buyer, April Holding and OS Holding.

(v)	Luxco, Newco, Pikco and Bidco are newly or inactive incorporated companies which until the Closing shall have not operated and shall have not incurred in any indebtedness or liabilities whatsoever.

(vi)	Except as provided in this Agreement and for the Encumbrances granted in favor of Banca IMI in connection with the transaction herein, the GDRs contemplated in this Agreement are free and clear from any Encumbrance and can validly be contributed as provided herein.

10.	INDEMNIFICATION FOR BREACH OF THE REPRESENTATIONS AND WARRANTIES BY ENEL AND THE SELLER

10.1	Payment obligation.

Subject to the provisions of Section 10.3, Enel and the Seller, jointly and severally, shall pay to the Company the following amounts:

(i)	any and all liabilities of each company of the Wind Group of any nature, whether absolute, accrued, contingent (“sopravvenienza passiva”) or otherwise, existing as of December 31, 2004 or arising directly out of any acts, omissions or transactions of each company of the Wind Group, or circumstances respectively, occurring, entered into or existing prior to December 31, 2004 which are not reflected in the Consolidated Balance Sheet;

(ii)	any and all deficiencies in the assets (“insussistenza dell’attivo”) of each company of the Wind Group reflected in the Consolidated Balance Sheet;

(iii)	any and all costs, losses or damages incurred and paid by each company of the Wind Group which would not have been so incurred, any and all losses, liabilities, costs and expenses (including reasonable attorney’s fees) incident to any of the foregoing, if all representations and warranties of Enel and the Seller contained in this Agreement had been true, correct and accurate, to the extent that such costs, losses or damages are not indemnified under Paragraphs (i) or (ii) preceding.

To the extent that such damages are not indemnifiable under Paragraphs (i) through (iii) preceding, Enel and the Seller shall jointly and severally pay to the Buyer any and all damages incurred by the Buyer — proportionally to the Buyer’s shareholding in the Company — as a consequence of any breach of the representations and warranties of the Enel and Seller contained in this Agreement or provided under this Agreement (including all costs and expenses relating thereto).

10.2	Exclusive Remedy.

The remedies provided for in this Section 10, after the Closing shall be the sole and exclusive remedies available to the Buyer and/or to the benefit of the Company for the breach of the representations and warranties set out in Section 8 of this Agreement.

10.3	Exclusions and Limitations.

(a)	The liability of Enel and/or the Seller under this Agreement shall be subject to the following restrictions and limitations:

(i)	Enel and/or the Seller shall not be liable to the Buyer and/or any of the companies of the Wind Group:

(1)	if the sum due in connection with any single occurrence (provided that a series of repeated occurrence of the same type or nature shall be considered as one single event) giving rise to liability which is notified to the Seller pursuant to Subsection 10.5(a) amounts less than Euro 50,000.00 (fifty thousand);

(2)	until the aggregate of all amounts that would otherwise be due pursuant hereto in connection with any events giving rise to the liability of Enel and/or the Seller thereunder exceeds Euro 15,000,000.00 (fifteen million), provided that if such limit is exceeded, the Buyer shall be entitled to recover merely the excess over Euro 15,000,000.00 (fifteen million);

(3)	for the liabilities, deficiencies in the assets and costs, losses or damages resulting from the content of the disclosures under Section 8 above including the relevant Schedules;

(ii)	The liability of Enel and/or the Seller under this Agreement shall be limited to the maximum aggregate amount of Euro 750,000,000.00 (seven hundred and fifty million).

(iii)	Any sum payable by Enel and/or the Seller under this Agreement shall be reduced by an amount corresponding to:

(1)	any contingency funds or provisions recorded in the Consolidated Balance Sheet in relation to the event that caused the breach of the representation and warranty in relation to which the payment of the indemnification is requested; It remains understood that if (i) the amount of any allowance, provision or reserve reflected in the Consolidated Balance Sheet is found to be in excess of the matter for which such allowance, provision or reserve was made, and (ii) any increase in assets (sopravvenienze attive) and any decrease in the liabilities (minusvalenza delle passività) of the Company and/or of the Subsidiaries vis-à-vis the values recorded in the Consolidated Balance Sheet, occurs, the amount of such excess shall be applied to increase the threshold of Euro 15,000,000 (fifteen million) set out in Section 10.3 (a)(i)(2) of this Agreement.

(2)	payments received by any of the companies of the Wind Group under any insurance or similar policies or indemnification agreements or obligation of which any company of the Wind Group is the beneficiary, in relation to the event that caused the breach of the representation and warranty in relation to which the payment of the indemnification is requested.

(iv)	In no event will Enel and/or the Seller be responsible to the Buyer and/or any of the Companies of the Wind Group in respect of:

(1)	any actual or alleged breach of the representations and warranties contained in this Agreement (other than representations and warranties concerning title to any properties — including absence of liens and encumbrances thereon taxes, social security, environmental matters and health and safety matters) which is notified to the Seller later than 18 (eighteen) months from the Closing Date;

(2)	any actual or alleged breach of the representations and warranties concerning environmental matters and health and safety matters, contained in this Agreement which is notified to Enel and/or the Seller later than 24 (twenty four) months from the Closing Date; or

(3)	any actual or alleged breach of the representations and warranties concerning Taxes, social security, or employment matters, contained in this Agreement which is notified to Enel and/or the Seller later than 20 (twenty) Business Days following the date on which any claim by the competent authorities or other interested party or, parties in respect of matters covered by such representations and warranties is finally barred by statute of limitations applicable to such claim, provided, however, that the time limits provided under this Paragraph (a)(iv) in respect of any actual or alleged breach of the representations or warranties of the Seller referred to therein shall not restrain the enforceability of a timely notice to the Seller of the kind referred to in Subsection 10.5(a).

(v)	Where the Buyer or any of the companies of the Wind Group is at any time entitled to recover from some other person any sum in respect of any loss or any matter giving rise to a claim against the Seller and/or Enel under any other provision of this Agreement, the Buyer shall, and shall procure that the Company or the relevant Subsidiary shall, undertake all necessary steps to enforce such recovery prior to taking action against the Seller and/or Enel (other than to notify the Seller of the claim against the Seller in accordance with Section 10.3(a)(iv)). If the Buyer or the Company or the relevant Subsidiary recovers any amount from such other person, the amount of the claim against the Seller and/or Enel shall be reduced by the amount recovered, less all reasonable expenses incurred by the Buyer or the Company or the relevant Subsidiary in recovering that sum from such other person.

(vi)	If the Seller and/or Enel pay at any time to the Buyer and/or any of the companies of the Wind Group an amount pursuant to a claim under any provision of this Agreement and the Buyer or any of the Companies subsequently becomes entitled to recover from some other person any sum in respect of any matter giving rise to such claim, the Buyer: (i) shall, and shall procure that the Company or the relevant Subsidiary shall, take all necessary steps to enforce such recovery; and (ii) shall immediately repay to the Seller and/or Enel so much of the amount paid by the Seller and/or Enel to the Buyer or any of the Companies as does not exceed the sum recovered from such other person less all reasonable expenses incurred by the Buyer or any of the Companies in recovering that sum from such other person.

(vii)	No claim may be made against the Seller and/or Enel to the extent that such claim arises from:

(a)	any increase in the rates of tax or any change in law or practice or any change in accountancy practice or principles, being an increase, withdrawal or change made, in any such case, after the date of this Agreement;

(b)	any differences between the Accounting Principles and the bases, methods or policies of accounting used by the Buyer, the Company and/or the Subsidiaries; or

(c)	any changes after Closing in the bases, methods or policies of accounting of the Company and/or the Subsidiaries.

(b)	Anything in this Agreement and, in particular (but without limitation), in Section 10.3(a) to the contrary notwithstanding, none of the limitations to the Buyer’s right of indemnification shall apply to the representations and warranties concerning the full ownership of the Shares, the absence of Encumbrances on the Shares and the right of the Seller to transfer the Shares to the Buyer.

(c)	In the event that, at any time between the Closing Date and the date upon which the liability of Enel and Seller pursuant to this Agreement shall expire pursuant to Paragraph (a)(iv) preceding, any law, regulation, order or decree should be enacted in Italy having as an effect the right to settle, in whole or in part, any matter regarding any company of the Wind Group covered by the Enel’s or the Seller’s indemnity hereunder (any such law, regulation, order or, decree is hereinafter referred to as an “Amnesty”), the following provisions shall apply:

(i)	Enel and the Seller shall have the right to notify the Buyer of their request that any of the companies of the Wind Group avails itself of the Amnesty;

(ii)	the Buyer shall have the right to determine in its sole discretion (irrespective of any request of Enel and the Seller under Paragraph (i) preceding), whether or not such company or companies of the Wind Group should avail itself of the Amnesty;

(iii)	if the Buyer elects to proceed with an Amnesty without the prior agreement or request of Enel or the Seller, all costs and expenses of such Amnesty shall be shared between the Parties in the proportion to be determined by mutual agreement of same or, failing such agreement, to be determined pursuant to Article 1349 of the Italian Civil Code by an arbitrator appointed jointly by the Parties or, in the absence of an agreement by the Parties within 20 Business Days, appointed by the President of the Court of Rome;

(iv)	if the Buyer elects to proceed with an Amnesty in agreement with Enel or the Seller or pursuant to the request of Enel and the Seller hereunder, all costs and expenses of such Amnesty shall be borne by Enel and the Seller;

(v)	if the Buyer elects not to proceed with an Amnesty notwithstanding the request of Enel and the Seller pursuant to Paragraph (i) preceding, it shall be free to do so, but the liability of Enel and the Seller under Section 10.1 in respect of the matter constituting the subject of such Amnesty shall be limited to the amount that would have been paid by the Seller pursuant to Paragraph (iv) preceding had the Buyer elected to proceed with the Amnesty in accordance with the Seller’ request.

10.4	Interest. On any amount to be paid pursuant to this Section 10, interest shall be due by the Enel and the Seller (without need for prior- notice or protest) at the Agreed Rate for the period comprised between the date on which demand for the payment of any indemnity thereunder is made in writing by the Buyer pursuant to Subsection 10.5(a) and the tenth (10th) Business Day following receipt of such demand by the Seller, and thereafter at a rate per annum equal to three (3) percentage points over the Agreed Rate until payment is actually received by the Buyer, provided, however, that, if proceedings are commenced for the payment of principal amounts in respect of which interest is due pursuant to this Section 10.4, anything herein to the contrary notwithstanding, such interest shall accrue at the Agreed Rate during the period between the date on which the demand for payment referred to hereinabove is made by the Buyer to the Enel and the Seller and the date on which an arbitration award is issued and communicated to the Parties.

10.5	Handling of Claims. If any event occurs which could give rise to a liability of Enel and the Seller under this Agreement in respect of any warranties or representations contained herein, the following provisions shall apply:

(a)	without prejudice to the provisions of Subsection 10.3(a)(iv), the Buyer shall give prompt written notice to Enel and the Seller of such event and shall provide all reasonable particulars thereof, provided that any delay in giving such notice shall not discharge Enel and the Seller of their obligations under this Agreement, except to the extent of any damages actually incurred by Enel the Seller as a result of such delay or otherwise in connection to an increase of the damages of the Company attributable to such delay.

(b)	Enel and the Seller shall have the right to participate, and, to the maximum extent permitted by law, join, at its cost, by counsel or, counsels of its choosing, in the defence of any claim, action, suit or proceeding asserted or initiated against any company of the Wind Group and/or the Buyer constituting the subject matter of a notice to the Seller and/or Enel referred to under Paragraph (a) preceding.

(c)	The Buyer shall properly and diligently defend, and (when applicable) shall reasonably co-operate to cause each company of the Wind Group to properly and diligently defend any third party claim, suit, action or proceeding of the kind referred to under Paragraph (b) preceding.

(d)	The Buyer shall not make or accept any settlement of any claim, action, suit or proceeding of the kind referred to under Paragraph (b) preceding, nor shall make acquiescence thereto or, as the case may be, to any demand, assessment, judgement or order constituting the subject matter of a notice to the Seller and/or Enel of the kind referred to under Paragraph (a) preceding or, as the case may be, having resulted from any such claim, action, suit or proceeding, nor shall (to the extent of its ability) permit any company of the Wind Group to do so, without the prior, written consent of the Seller and/or Enel, which consent shall not be withheld without reasonable and sound justification and shall be presumed unless denied in writing (together with supporting justifications) not later than ten (10) Business Days following receipt by Enel or the Seller of the Buyer’s written request therefor.

(e)	If a firm offer is made to a company of the Wind Group or the Buyer to settle any matter giving rise to the liability of Enel and/or the Seller under this Article 10 which Enel and/or the Seller, but not the Buyer, are willing to accept, the Buyer and/or the Company or the relevant Subsidiary (as the case may be) shall be free not to enter into such settlement and to commence or continue litigation, at its/their own expense, and the liability of Enel and/or the Seller under Section 10.1 for the relevant claim shall be limited to the amount of the proposed settlement for the individual claim.

11.	REPRESENTATIONS AND WARRANTIES BY ENEL AND THE SELLER IN RELATION TO TELLAS AND INDEMNIFICATION

11.1.	Balance Sheet

Except for as disclosed under Schedule 11.1, the 2004 balance sheet of Tellas SA (“Tellas Balance Sheet”) give a true and fair view of the financial position and results of the operations of Tellas SA as of December 31, 2004 and for the year ended on said date.

11.2	Absence of changes since January 1, 2005

Since January 1, 2005 and until the Execution Date, Tellas SA has conducted its business in the ordinary course.

Since January 1, 2005 to the Execution Date, there has not occurred or arisen, with respect to Tellas SA:

(i)	any extraordinary event or any extraordinary loss suffered or any waiver of any debts, claims, rights under any contract which is material for its business;

(ii)	any sale, assignment, transfer, pledge, lease or other disposal of a substantial part of the assets;

(iii)	any hiring of any executive employee (“dirigente”), having an annual gross salary in excess of Euro 200,000;

(iv)	any change in accounting methods, principles or practices.

11.3	Indemnification for breaches of the representation of Enel and the Seller provided under Sections 11.1 and 11.2

Enel and the Seller shall jointly and severally pay to the Buyer any and all damages incurred by the Buyer — proportionally to its shareholding in Tellas SA — as a consequence of any breach of the representations and warranties of Enel and Seller contained in this Section 11 except for the liabilities, deficiencies in the assets and costs, losses or damages resulting from the content of the discousures under this Section 11 including the relevant Schedules.

The provisions set forth from Sections 10.2 to 10.5 shall apply mutatis mutandis to the right of indemnification of the Wind PPC Holding NV for breaches of the representation and warranties provided under Sections 11.1 and 11.2 with the only exception of the provisions of Sections 10.3 (a) (i) and 10.3 (a) (ii). The threshold provided under Section 10.3 (a) (iii) shall be deemed equal to Euro 500,000.00.

The liability of Enel and/or the Seller under this Section 11 shall be subject to the following restrictions and limitations:

(i)	Enel and/or the Seller shall not be liable to the Buyer and/or Tellas SA until the aggregate of all amounts that would otherwise be due pursuant hereto in connection with any events giving rise to the liability of Enel and/or the Seller thereunder exceeds Euro 500,000.00, provided that if such limit is exceeded, the Buyer shall be entitled to recover merely the excess over Euro 500,000.00.

(ii)	The liability of Enel and/or the Seller under this Section 11 shall be limited to the maximum aggregate amount of Euro 5,000,000.00 (five million).

12.	OTHER COVENANTS OF THE PARTIES

12.1	No Enticing — Confidentiality

The Seller and Enel hereby agree and covenant as follows:

(a)	for a period of 1 (one) year after the Closing Date, each of Enel and the Seller shall not, and shall cause its Affiliates not to, solicit, without the prior written agreement of the Buyer, the employment of any Employees which are comprised in the categories of “dirigenti” or “quadri” in excess of 5 dirigenti (but excluding Key Employees), 20 quadri and 50 employees;

(b)	for a period of 3 (three) years from the Closing Date, each of Enel and the Seller shall keep, and shall cause its Affiliates and their directors and employees to keep, secret and confidential, all information in its/their possession relating to each company of the Wind Group and its activities, except for information that is or falls into the public domain or otherwise communicated to third parties through no fault of Enel or the Seller or of their Affiliates or its or their directors and employees or is released pursuant to an order of any Court, arbitrator or other similar body.

12.2	Smooth Transition. In order to facilitate the transition of the Wind Group to the Buyers’ group, upon request of the Buyer, Enel shall continue to provide to the Wind Group the treasury services as they are currently provided, for a period up to three months from the Closing Date. In the event that the Buyer does not request such services within ten days from the Closing Date, the agreement providing for such treasury services shall immediately terminate without any additional cost for the Wind Group.

12.3	Press release and announcement. No publicity, release of announcement to the public concerning the existence, negotiation, execution or delivery of this Agreement, or any of the provisions contained herein, or the transactions contemplated hereby or any matter ancillary thereto, shall be made by either

Party prior to, or on, or after the Closing Date, without the prior written consent of the other Party, as to both form and contents, which consent and approval shall not be unreasonably withheld; provided however that nothing herein shall prevent either Party from making any announcement or filing mandatory required by laws, regulations or by the rules and regulations of any stock exchange or other regulatory body having jurisdiction on the Buyer or the Seller.

13.	MISCELLANEOUS

13.1	Survival. This Agreement will remain in full force and effect even after the Closing Date in respect to all its provisions which by their nature are not intended to be fulfilled at the Closing, without being necessary for any Party to reiterate or otherwise confirm its commitment with respect thereof.

13.2	Entire agreement. This Agreement (together with all documents which are required by its terms to be entered into by the Parties) supersedes any agreement, verbally or in writing entered between the Parties prior to the date hereof in respect of the sale and purchase of all the Shares.

13.3	Amendment. No amendment to this Agreement shall be effective against any Party to this Agreement unless made in writing and signed by such Party.

13.4	Failure and waiver. The failure of any Party to insist upon strict adherence to any term of this Agreement on any occasion shall not be considered a waiver of any right hereunder, nor shall it deprive that Party of the right thereafter to insist upon the strict adherence to that term or any other terms of this Agreement.

A waiver of any term, provision or condition of, or consent granted under, this Agreement shall be effective only if given in writing and signed by the waiving or consenting Party and only for the purpose for which it is given.

13.5	Severability. The invalidity for any reason or the unenforceability of any provisions (or part thereof) of this Agreement shall not affect the validity, legality or enforceability of any other provisions of this Agreement (or part thereof); it being agreed and understood by the Parties that if any provision (or part thereof) is or at any time becomes to any extent invalid, illegal or unenforceable, the Parties shall negotiate to any possible legal extent and in good faith such replacement provisions or such changes to this Agreement as may be necessary to implement the transactions contemplated herein in the manner originally agreed.

13.6	Assignment. Exception made for the provisions of Section 2.3 above and for the provisions of the financing agreements mentioned in this Agreement, this Agreement shall be binding upon and inure to the benefit of the Parties hereto and may not be assigned by the Seller or the Buyer without the prior written consent of the other Party except for the right of the Buyer to assign any of its current and future monetary receivables towards the Seller and/or Enel under this Agreement to the finance parties participating, in any capacity, in the various financing transactions to be carried out in connection with the share acquisition the benefit of the representation and warranties and of the indemnification rights to its financing banks.

13.7	Costs and expenses. The Seller and the Buyer will each bear its own fees and expenses, including but not limited to legal fees and expenses, incurred in connection with the negotiations, preparation and execution of this Agreement and the transaction contemplated hereby.

Any costs, expenses, taxes, duties or charges of any kind levied in connection with the sale and transfer of the Shares shall be paid by the Buyer.

13.8	Notice, communications and election of domicile. Unless otherwise provided for in any other provision of this Agreement, any notice, communication or other document required or permitted to be given under this Agreement shall be made in writing and in English and shall be deemed to have been duly and validly given: (a) in the case of notice sent by registered, certified or express mail or international courier, upon receipt of the same, and (b) in the case of notice sent by telefax upon acknowledgement of successful and complete transmission by the fax machine of the sending party; addressed, in all cases, as follows:

(i)	if to Enel or to the Seller: Enel S.p.A. Viale Regina Margherita, 137 00139 Roma Facsimile no.: +39 06 85097866 Attention of: Salvatore Cardillo, head of legal department;

(ii)	if to the Buyer, to Newco, to Bidco, to Luxco, to Pikco: Nile City towers, Cornish El Nile, Ramlet Beaulac, Cairo, Egypt Fax: +202 461 50 54 Attention of Mr. Naguib Sawiris;

or to such other address, facsimile no. or to such other person as any Party shall have last designated by notice to the other Party in accordance with the provisions of this Section 13.8.

Mr. Naguib Sawiris elects domicile, to any effect of this Agreement, in Rome, Piazza SS: Apostoli 80 c/o SAE-Capital S.p.A., Italy.

13.9	Counterparts. This Agreement may be executed in any number of counterparts, and each counterpart shall constitute an original instrument, but all such separate counterparts shall constitute one and the same agreement.

13.10	Joint obligation. NS acknowledges and accepts to be joint obligor — pursuant to Article 1292 of the Italian Civil Code — with the Buyer, Newco, Bidco, Pikco, April Holding, OS Holding, Luxco, for all the obligations and undertakings provided on their respective side in this Agreement.

13.11	Initialization. NS underwrites the Agreement and gives proxy to Mr. Stefano Speroni, Esq., to initial the previous pages and the Enclosures.

14.	GOVERNING LAW AND JURISDICTION

14.1	Governing law. This Agreement shall be governed by, and construed and interpreted in accordance with the laws of Italy.

14.2	Jurisdiction. Any and all disputes relating to or arising from this Agreement shall be exclusively submitted to the competence of the Court of Rome.

IN WITNESS WHEREOF, the Parties have executed or caused this Agreement to be executed by their respective officers or representatives thereunto duly authorized, in London on May 26, 2005.

Weather Investments II S.A.R.L.

/s/ Naguib Onsi Sawiris

Enel Investment Holding BV

/s/ Biagio Cinelli

Enel S.p.A.

/s/ Carlo Tamburi

Naguib Sawiris, as a joint obligor with each of the Buyer, Newco, Bidco, Pikco, April Holding, OS Holding, Luxco.

/s/ Naguib Onsi Sawiris

OS Holding, as for the obligations relating to the contribution the OTH GDRs in Newco and to OTH interim period

/s/ Naguib Onsi Sawiris

April Holding, as for the obligations relating to the contribution the OTH GDRs in Newco and to OTH interim period

/s/ Naguib Onsi Sawiris

Weather Investments S.r.l.

/s/ Alessandro Benedetti